Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of Amalco and its consolidated subsidiaries after giving effect to the Business Combination (the “Combined Company”) as of April 30, 2021 and the unaudited pro forma condensed combined statements of operations of the Combined Company for the six months ended April 30, 2021 and for the fiscal year ended October 31, 2020 present the combination of the financial information of Peridot and Li-Cycle, after giving effect to the Business Combination and related adjustments described in the accompanying notes. Peridot and Li-Cycle are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the Combined Company or Amalco.

The unaudited pro forma condensed combined statements of operations for the six months ended April 30, 2021 and for the fiscal year ended October 31, 2020 give pro forma effect to the Business Combination as if it had occurred on November 1, 2019. The unaudited pro forma condensed combined balance sheet as of April 30, 2021 gives pro forma effect to the Business Combination as if it was completed on April 30, 2021.

The unaudited pro forma condensed combined financial information are based on and should be read in conjunction with the historical financial statements of each of Peridot and Li-Cycle and the notes thereto, as well as the disclosures contained in the sections titled “Peridot’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Li-Cycle’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The Business Combination will be accounted for as a reverse acquisition in accordance with IFRS. Under this method of accounting, Peridot will be treated as the “acquired” company for accounting purposes. Since Amalco does not meet the definition of a business under IFRS, net assets of Amalco will be stated at historical cost, with no goodwill or other intangible assets recorded.

Li-Cycle Corp has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of Peridot accompanied by a recapitalization.

•	Li-Cycle’s existing stockholders will have the greatest voting interest in the combined entity with an approximately 60% voting interest;

•	The largest individual minority stockholder of the combined entity is an existing stockholder of Li-Cycle;

•	Senior management Li-Cycle will continue as senior management of the combined entity;

•	Directors of Li-Cycle will form a majority on the board of directors of the combined entity;

•	Li-Cycle is the larger entity based on historical total assets and revenues; and

•	Li-Cycle’s operations will comprise the ongoing operations of Amalco.

The following table presents summary pro forma data after giving effect to the Business Combination and the other transactions contemplated by the Business Combination Agreement.

The Business Combination will result in the combination of Li-Cycle and Newco, with a fiscal year end of October 31, with Peridot, with a fiscal year end of December 31. The pro forma income statements for the six months ended April 30, 2021 and for the year-ended October 31, 2020 present the combination of financial information of Newco, Peridot and Li-Cycle, after giving effect to the Business Combination and related adjustments described in the accompanying notes. The unaudited pro forma interim income statement include Li-Cycle Corp.’s six months ended April 30, 2021 and Peridot Acquisition Corp.’s income statement results for the six months ended June 30, 2021. The unaudited pro forma annual income statement include Li-Cycle Corp.’s year ended October 31, 2020 and Peridot Acquisition Corp.’s income statement results for the period from July 31, 2020 (inception) through December 31, 2020. The unaudited pro forma balance sheet is based on a historical Newco balance sheet as of May 31, 2021, historical Li-Cycle balance sheet as of April 30, 2021 and a historical Peridot balance sheet as of June 30, 2021.

COMBINED COMPANY

UNAUDITED PRO FORMA CONDENSED

COMBINED BALANCE SHEET

AS OF APRIL 30, 2021

				Final Redemption
	Li-Cycle Holdings Corp.	Li-Cycle Corp.	Peridot Acquisition Corp.	Transaction Accounting Adjustments		Pro Forma Balance Sheet
	US$ (A)	US$ (B)	US$ (C)	US$		US$
Assets
Current assets
Cash	1	6,325,902	563	7,000,000	(2)
				315,000,000	(3)
				(43,000,000)	(4)
				(33,793,998)	(5)
				300,154,668	(5)	551,687,136
Cash and securities held in Trust Account			300,154,668	(300,154,668)	(5)	—
Accounts receivable		1,751,605				1,751,605
Prepayments and deposits		5,249,708	303,958	(3,767,657)	(4)	1,786,009
Inventory		783,690				783,690

	1	14,110,905	300,459,189	241,438,345		556,008,440

Non-current assets
Plant and equipment		12,967,596				12,967,596
Right of use assets		16,318,620				16,318,620

	—	29,286,216	—	—		29,286,216

	1	43,397,121	300,459,189	241,438,345		585,294,656

Liabilities
Current liabilities
Accounts payable and accrued liabilities		10,308,517	5,386,827	(5,386,827)	(4)
				(3,767,657)	(4)	6,540,860
Restricted share units		2,750,160		(2,750,160)	(6)	—
Lease liabilities		857,381				857,381
Loans payable		1,716,633		7,000,000	(2)	8,716,633

	—	15,632,691	5,386,827	(4,904,644)		16,114,874

Non-current liabilities
Lease liabilities		15,414,114				15,414,114
Loan payable	—	3,244,730				3,244,730
Restoration provisions		333,878				333,878

Class A ordinary shares subject to possible redemption		—		217,242,360	(1)
		—		(33,776,260)	(5)
		—		(183,466,100)	(5)	—
Warrant liability			62,330,000			62,330,000
Deferred underwriting fee payable		—	10,500,000	(10,500,000)	(4)	—

	—	18,992,722	72,830,000	(10,500,000)		81,322,722

	—	34,625,413	78,216,827	(15,404,644)		97,437,596

Class A ordinary shares subject to possible redemption			217,242,360	(217,242,360)	(1)	—
Shareholders’ equity
Share capital—Li-Cycle Corp.		37,516,655		(37,516,655)	(6)	—
Share capital—Peridot Acquisition Corp.			1,578	(1,578)	(5)	—
Share capital—Li-Cycle Holdings Corp.	1			37,516,655	(6)
				2,750,160	(6)
				774,071	(6)
				315,000,000	(3)
				(27,113,173)	(4)
				183,448,362	(5)
				56,008,334	(5)
				(51,009,910)	(5)
				152,757,638	(7)
				1,578	(5)	670,151,454
Contributed surplus		774,071	56,008,334	(56,008,334)	(5)
				(774,071)	(6)	—
Accumulated deficit		(29,222,406)	(51,009,910)	51,009,910	(5)
				(152,775,376)	(7)	(181,997,782)
Accumulated other comprehensive income		(296,612)				(296,612)

	1	8,771,708	5,000,002	474,085,349		487,857,060

	1	43,397,121	300,459,189	241,438,345		585,294,656

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

A.	Derived from the audited statement of financial position of Li-Cycle Holdings Corp. as of May 31, 2021 prepared under IFRS.

B.	Derived from the unaudited condensed consolidated interim statement of financial position of Li-Cycle Corp. as of April 30, 2021 which was prepared in US dollars and under IFRS.

C.

Derived from the unaudited condensed interim statement of financial position of Peridot Acquisition Corp. (“Peridot”) as of June 30, 2021 which was prepared under US GAAP. Except as noted in Note 1, there was no other material adjustment made to convert Peridot’s balance sheet from US GAAP to IFRS.

1.

Peridot’s Class A ordinary shares subject to possible redemption balance of US$217,242,360 was classified as a temporary equity under US GAAP and should be classified as a liability under IFRS because the right to redeem was at the option of the holder.

2.

On June 16, 2021, Li-Cycle Corp. issued promissory notes (the “Notes”) for an aggregate principal amount of US$7,000,000 as consideration for loans received from companies related to the Chief Executive Officer and the Executive Chairman of Li-Cycle Corp. Li-Cycle Corp. has the option to prepay the Notes in full following the closing of the Business Combination using the proceeds from the Business Combination.

3.

On February 16, 2021, Li-Cycle Corp. entered into a definitive business combination agreement with Peridot Acquisition Corp. Li-Cycle Corp. is expected to receive approximately US$615 million in gross transaction proceeds and 100% of Li-Cycle Corp.’s existing shares will roll into the combined company, Li-Cycle Holdings Corp. Out of the US$615 million in gross proceeds, US$300 million will come from Peridot’s existing cash balance while the remaining US$315 million is expected to come from private investments in public entity.

4.

Li-Cycle Corp. was identified as the acquirer for accounting purposes. An expected $44 million of fees relating to the raising of capital via share issuance is presented as a reduction of share capital on the pro forma combined balance sheet. US$10.5 million of the fees have been recorded as deferred underwriting fee payable on Peridot’s balance sheet as of March 31, 2021. US$6.4 million of fees have been incurred to date and $1.0 million has been paid by Peridot Acquisition Corp. as of June 30, 2021. The remaining US$27.1 million of expected fees have been deducted directly against share capital of Li-Cycle Holdings Corp. on the pro forma combined balance sheet. Out of the remaining US27.1 million, $3.8 million was recorded in prepayments and deposits and in accounts payable and accrued liabilities in the interim statement of financial position of Li-Cycle Corp. as of April 30, 2021.

5.

In connection with the shareholder meeting held by Peridot to approve the Business Combination, a total of 3,377,626 Class A ordinary shares of Peridot were redeemed by Peridot, resulting in a total redemption payment of approximately $33.8 million, while the remaining US$266.4 million of cash and securities held in trust account will become cash of the combined entity, Li-Cycle Holdings Corp. US$183.5 million of Peridot’s Class A ordinary shares which were subject to possible redemption but not redeemed (18,346,610 shares at US$10.00 per share) will become part of the permanent share capital of the combined entity, Li-Cycle Holdings Corp. Peridot’s existing share capital of US$1,578 and contributed surplus of US$58,008,334 will be added to the share capital balance of Li-Cycle Holdings Corp. and Peridot’s existing accumulated deficit of US$51,009,910 will be deducted from the share capital balance of Li-Cycle Holdings Corp.

6.

All of Li-Cycle Corp.’s existing fully diluted shares will be exchanged for shares of Li-Cycle Holdings Corp. Li-Cycle Corp.’s existing share capital of US$37,516,655 as of April 30, 2021 will become part of the share capital of the combined entity, Li-Cycle Holdings Corp. In addition, assuming all restricted share units and stock options will be exercised upon the business combination transaction, Li-Cycle Corp.’s restricted share units balance of US$2,750,160 and contributed surplus balance of US$774,071 are added to the share capital balance of Li-Cycle Holdings Corp.

7.

Li-Cycle Corp. was identified as the acquirer for accounting purposes. The acquisition of Peridot Acquisition Corp. is outside the scope of IFRS 3, “Business Combinations”, and it is accounted for as an equity-settled, share-based payment transaction in accordance with IFRS 2, “Share-based Payments” (“IFRS 2”). Li-Cycle Holdings Corp. is considered to be a continuation of Li-Cycle Corp., with the net identifiable assets of Peridot Acquisition Corp. deemed to have been acquired by Li-Cycle Corp. in exchange for shares of Li-Cycle Corp. Under IFRS 2, the transaction is measured at the fair value of the consideration deemed to have been issued by Li-Cycle Corp. in order to acquire 100% of Peridot Acquisition Corp. Any difference in the fair value of the consideration deemed to have been issued by Li-Cycle Corp. and the fair value of Peridot Acquisition Corp.’s identifiable net assets represents a listing service received by Li-Cycle Corp., recorded through profit and loss, summarized as follows:

	As at April 30, 2021
Peridot’s existing assets to be acquired	$266,665,191
Cash from private investment in public entity	315,000,000
Peridot’s existing liabilities to be assumed	(78,216,827)

Net assets to be acquired by Li-Cycle Corp.	503,448,364
Total consideration deemed to be issued by Li-Cycle Corp.	656,223,740	(1)

Excess of fair value of shares issued over net assets acquired	$152,775,376

(1)	Adjusted for $33.8 million cash payout upon redemption by Peridot’s shareholders

(2)	Based on an estimated fair value of Li-Cycle Corp.’s business on a pre-money basis, calculated using generally accepted valuation methodologies.

COMBINED COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS FOR SIX MONTHS

ENDED APRIL 30, 2021

				Final Redemption
	Li-Cycle Holdings Corp.	Li-Cycle Corp.	Peridot Acquisition Corp.	Transaction Accounting Adjustments	Pro Forma Income Statement
	US$ (A)	US$ (B)	US$ (C)	US$	US$
Revenue
Product sales		1,088,968			1,088,968
Recycling services		185,656	—		185,656

	—	1,274,624	—	—	1,274,624
Expenses
Professional fees		2,919,286	5,756,638		8,675,924
Employee salaries and benefits, net		2,877,014			2,877,014
Raw materials, supplies and finished goods		2,615,257			2,615,257
Research and development, net		1,352,031			1,352,031
Share-based compensation		1,009,385			1,009,385
Office and administrative		618,707	323,160		941,867
Depreciation, net		516,106			516,106
Freight and shipping		432,497			432,497
Marketing		304,790			304,790
Plant facilities		157,540			157,540
Travel and entertainment		85,944			85,944

	—	12,888,557	6,079,798	—	18,968,355

Loss from operations	—	(11,613,933)	(6,079,798)	—	(17,693,731)

Other (income) expense
Interest expense		405,696			405,696
Interest income		(1,222)	(80,300)		(81,522)
Fair value gain on warrant liability			21,390,000		21,390,000
Fair value loss on restricted share units		1,924,346			1,924,346
Foreign exchange loss		750,712			750,712

	—	3,079,532	21,309,700	—	24,389,232

Net loss	—	(14,693,465)	(27,389,498)	—	(42,082,963)

Weighted average shares outstanding, basic and diluted			34,122,374	(1)
			97,983,837	(2)
			31,500,000	(3)	163,606,211
Loss per common share—basic and diluted					(0.26)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR SIX MONTHS ENDED APRIL 30, 2021

A.

There was no statement of operations prepared for Li-Cycle Holdings Corp. as it was incorporated on February 12, 2021 for the purpose of the Business Combination and had no operations between February 12 and May 31, 2021.

B.

Derived from the unaudited condensed consolidated interim statement of loss and comprehensive loss of Li-Cycle Corp. for the six months ended April 30, 2021, which was prepared in US dollars and under IFRS.

C.

Derived from the unaudited condensed interim statement of operations of Peridot Acquisition Corp. for the six months ended June 30, 2021, which was prepared under US GAAP. There was no material adjustment made to convert Peridot’s statement of operations from US GAAP to IFRS.

1.

In connection with the shareholder meeting held by Peridot to approve the Business Combination, a total of 3,377,626 Class A Shares were redeemed by Peridot, resulting in a total redemption payment of approximately $33.8 million, while the remaining 26,622,374 of Class A ordinary shares will be converted into common shares of the combined entity, Li-Cycle Holdings Corp. In addition, 7,500,000 of Class B shares of Peridot Acquisition Corp will be converted into 7,500,000 common shares of the combined entity, Li-Cycle Holdings Corp. upon closing.

2.

Li-Cycle Corp.’s existing shareholders will exchange 2,553,950 fully diluted shares of Li-Cycle Corp. for shares of the combined entity, Li-Cycle Holdings Corp, at an Exchange Ratio of approximately 1:38.366, as determined per the Plan of Arrangement, resulting in 97,983,837 shares of Li-Cycle Holdings Corp. for the existing shareholders of Li-Cycle Corp.

3.	31,500,000 shares of the combined entity, Li-Cycle Holdings Corp., will be issued to the new investors at US$10 per share for a total of US$315 million of Private Investment in Public Entity.

COMBINED COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS FOR YEAR

ENDED OCTOBER 31, 2020

				Final Redemption
	Li-Cycle Holdings Corp.	Li-Cycle Corp.	Peridot Acquisition Corp.	Transaction Accounting Adjustments		Pro Forma Income Statement
	US$ (A)	US$ (B)	US$ (C)	US$		US$
Revenue
Product sales		554,914				554,914
Recycling services		237,340	—			237,340

	—	792,254	—	—		792,254
Expenses
Professional fees		2,962,261	348,854	693,847	(4)	4,004,962
Listing expense		—		152,775,376	(5)	152,775,376
Employee salaries and benefits, net		2,819,195				2,819,195
Depreciation		1,095,250				1,095,250
Research and development, net		776,668				776,668
Raw materials and supplies		577,859				577,859
Plant facilities and others		390,687				390,687
Marketing		365,820				365,820
Share-based compensation		332,634				332,634
Office and administrative		316,401	112,123			428,524
Travel and entertainment		160,332				160,332
Freight and shipping		137,010				137,010

	—	9,934,117	460,977	153,469,223		163,864,317

Loss from operations	—	(9,141,863)	(460,977)	(153,469,223)		(163,072,063)

Other (income) expense
Interest expense		529,700				529,700
Interest income		(34,403)	(74,412)			(108,815)
Fair value loss on restricted share units		84,454				84,454
Fair value loss on warrant liability			22,540,000			22,540,000
Offering costs allocated to warrant liability			693,847	(693,847)	(4)	—
Foreign exchange (gain) loss		(445,652)				(445,652)

	—	134,099	23,159,435	(693,847)		22,599,687

Net loss	—	(9,275,962)	(23,620,412)	(152,775,376)		(185,671,750)

Weighted average shares outstanding, basic and diluted				34,122,374	(1)
				97,983,837	(2)
				31,500,000	(3)	163,606,211
Loss per common share—basic and diluted						(1.13)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR YEAR ENDED OCTOBER 31, 2020

A.

There was no statement of operations prepared for Li-Cycle Holdings Corp. as it was incorporated on February 12, 2021 for the purpose of the Business Combination and had no operations between February 12 and May 31, 2021.

B.	Derived from the audited consolidated statement of loss and comprehensive loss of Li-Cycle Corp. for the year ended October 31, 2020, which was prepared in US dollars and under IFRS.

C.

Derived from the audited statement of operations of Peridot Acquisition Corp. for the year ended December 31, 2020, which was prepared under US GAAP. There was no material adjustment made to convert Peridot’s statement of operations from US GAAP to IFRS.

1.

In connection with the shareholder meeting held by Peridot to approve the Business Combination, a total of 3,377,626 Class A Shares were redeemed by Peridot, resulting in a total redemption payment of approximately $33.8 million, while the remaining 26,622,374 of Class A ordinary shares will be converted into common shares of the combined entity, Li-Cycle Holdings Corp. In addition, 7,500,000 of Class B shares of Peridot Acquisition Corp will be converted into 7,500,000 common A shares of the combined entity, Li-Cycle Holdings Corp. upon closing.

2.

Li-Cycle Corp.’s existing shareholders will exchange 2,553,950 fully diluted shares of Li-Cycle Corp. for shares of the combined entity, Li-Cycle Holdings Corp., at an Exchange Ratio of approximately 1:38.366, as determined per the Plan of Arrangement, resulting in 97,983,837 shares of Li-Cycle Holdings Corp. for the existing shareholders of Li-Cycle Corp.

3.	31,500,000 shares of the combined entity, Li-Cycle Holdings Corp., will be issued to the new investors at US$10 per share for a total of US$315 million of Private Investment in Public Entity.

4.

Peridot’s offering costs allocated to warrant liability of US$693,847 was classified under other (income) expenses under US GAAP and should be classified as professional fees expense under IFRS based on the nature of the expense.

5.

Li-Cycle Corp was identified as the acquirer for accounting purposes. The acquisition of Peridot Acquisition Corp. is outside the scope of IFRS 3, “Business Combinations”, and it is accounted for as an equity-settled, share-based payment transaction in accordance with IFRS 2, “Share-based Payments” (“IFRS 2”). Li-Cycle Holdings Corp. is considered to be a continuation of Li-Cycle Corp., with the net identifiable assets of Peridot Acquisition Corp. deemed to have been acquired by Li-Cycle Corp. in exchange for shares of Li-Cycle Corp. Under IFRS 2, the transaction is measured at the fair value of the consideration deemed to have been issued by Li-Cycle Corp. in order to acquire 100% of Peridot Acquisition Corp. Any difference in the fair value of the consideration deemed to have been issued by Li-Cycle Corp. and the fair value of Peridot Acquisition Corp.’s identifiable net assets represents a listing service received by Li-Cycle Corp., recorded through profit and loss, summarized as follows:

	As at April 30, 2021
Peridot’s existing assets to be acquired	$266,665,191	(1)
Cash from private investment in public entity	315,000,000
Peridot’s existing liabilities to be assumed	(78,216,827)

Net assets to be acquired by Li-Cycle Corp.	503,448,364
Total consideration deemed to be issued by Li-Cycle Corp.	656,223,740	(1	) (2)

Excess of fair value of shares issued over net assets acquired	$152,775,376

(1)	Adjusted for $33.8million cash payout upon redemption by Peridot’s shareholders
(2)	Based on an estimated fair value of Li-Cycle Corp.’s business on a pre-money basis, calculated using generally accepted valuation methodologies.